UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, March 7, 2013

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

By Messenger

Re: Material Disclosure

Dear Commissioner:

As provided in Article 9 and in the second paragraph of Article 10 of the Securities Market Law and in General Rule #30, under due authorization and as decided at a Regular Board Meeting held March 5, 2013, please be advised of the following MATERIAL DISCLOSURE by LATAM Airlines Group S.A. (“LATAM Airlines Group”), Securities Registration #306:

1.	In Decision #37 dated September 21, 2011 (the “Decision”), the Antitrust Court (“TDLC”) approved the concentration transaction between LAN Airlines S.A. (now called LATAM Airlines Group S.A.) and TAM Linhas Aereas S.A., subject to fulfillment of the conditions stipulated in that Decision.

2.	The sixth condition imposed by the TDLC’s Decision requires that “LATAM resign from at least one of the two global alliances in which the parties to this Transaction, LAN and TAM, are members, in the period of 24 months as from the date of consummation of the Transaction.”

3.	The Conselho Administrativo de Defesa Economica (the Administrative Economic Defense Council, or CADE) of Brazil approved the merger of TAM S.A. and LAN Airlines S.A. by resolution issued December 14, 2011, which was partially amended on February 8, 2012, subject to fulfillment of the conditions stipulated in said resolution. One of those definitive conditions was that the petitioners, namely LAN Airlines S.A. and TAM S.A. submit the choice of the global alliance in which they will participate to approval by CADE in the period of 22 months after consummation of the concentration transaction, i.e., as from June 22, 2012.

4.

In order to fulfill the aforesaid conditions imposed by each of TDLC and CADE, the Board of Directors of LATAM Airlines Group resolved, at a regular Board meeting held March 5, 2013, to choose oneworld as its global alliance for the airlines in its group. As a result, TAM Linhas Aereas S.A. and Aerovias de Integracion Regional-

Aires S.A. (“Lan Colombia”) will join oneworld in which LATAM Airlines Group and 13 others are already members.

5.	In the opinion of the Board of LATAM Airlines Group, this global alliance is the one best suited to the company’s interests and has the most synergies with LATAM Airlines Group. It also offers the best benefits, more connectivity and products for our passengers.

6.	The Board of TAM S.A. (“TAM”) also resolved that TAM Linhas Aereas S.A. resigns from its membership in the Star Alliance global alliance, which will take effect in the second quarter of 2014, on a date to be disclosed during 2013.

7.	TAM Linhas Aereas S.A. is expected to officially join oneworld during the second quarter of 2014, as soon as it leaves Star Alliance. That date will also be announced this year.

8.	LAN Colombia is expected to join oneworld in the fourth quarter of 2013.

9.	Finally, this decision by the Board of LATAM Airlines Group S.A. will be presented in due course to CADE, according to the terms of its aforesaid resolution and to applicable procedure.

Very sincerely yours,

Alejandro de la Fuente Goic

Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer